APPENDIX A
CODE OF ETHICS
I.	INTRODUCTION
High ethical standards are essential for the success of Aspiration and for compliance with Aspiration's obligations pursuant to the Advisers Act and other applicable law.  Aspiration is of the view that its long-term business interests are best served by adherence to the principle that Investors' and the Fund's interests come first. Aspiration has a fiduciary duty which requires individuals associated with Aspiration put the interests of Aspiration's clients ahead of their own personal interests.  Potential conflicts of interest may arise in connection with the personal trading activities of individuals associated with investment adviser firms.  In recognition of Aspiration's fiduciary obligations to its clients and Aspiration's desire to maintain its high ethical standards, Aspiration has adopted this Code of Ethics containing provisions designed to:  (i)  prevent improper personal trading by Access Persons; (ii) prevent improper use of material, non-public information about securities recommendations made by Aspiration or securities holdings of the Fund; (iii)  identify conflicts of interest; and (iv) provide a means to resolve any actual or potential conflict in favor of the clients.
It is possible that the activities of Aspiration for its own account or on behalf of the Fund will conflict with interests of Investors.  Given that conflicts may be unavoidable, it is important that Aspiration be aware of the possibility for conflicts of interest and, where appropriate, disclose the possibility of such conflicts to Investors and address such conflicts pursuant to the terms of the Manual and the Code.
Adherence to the Code of Ethics and the related restrictions on personal investing is considered a basic condition of employment for Access Persons of Aspiration. If there is any doubt as to the propriety of any activity, Access Persons should consult with the Chief Compliance Officer, who is charged with the administration of this Code of Ethics (including distribution of the Code of Ethics and any amendments to Access Persons), has general compliance responsibility for Aspiration and may offer guidance on securities laws and acceptable practices, as the same may change from time to time.  The Chief Compliance Officer may rely upon the advice of outside legal counsel and/or compliance consultants.
II.	REQUIREMENTS OF THIS CODE
A.	Duty to Comply with Applicable Laws
All Access Persons are required to comply with the Federal and State Securities Laws, including Rules 204A-1 and 204-2 under the Investment Advisers Act, and Rule 17j-1 under the 1940 Act,  the fiduciary duty owed by Aspiration to its clients, and this Code of Ethics.
Failure to adhere to Federal and State securities laws could expose an Access Person to sanctions imposed by Aspiration, the SEC or law enforcement officials.  These sanctions may include, among others, disgorgement of profits, suspension or termination of employment by Aspiration, or criminal or civil penalties.  If there is any doubt as to whether a Federal or State securities law applies, Access Persons should consult the Chief Compliance Officer.
B.	Duty to Report Violations
Each Access Person is required by law to promptly notify the Chief Compliance Officer in the event such Access Person knows or has reason to believe that such Access Person or any other Access Person has violated any provision of this Code.  If an Access Person knows or has reason to believe that the Chief Compliance Officer has violated any provision of this Code, such Access Person must promptly notify Aspiration's CEO  and is not required to so notify the Chief Compliance Officer. Please also see the Whistleblower Policy located in the Manual.

C.	Duty to Provide Copy of the Code of Ethics and Related Certification
Aspiration shall provide all Access Persons with a copy of this Code and all subsequent material amendments hereto. By law, all Access Persons must in turn provide acknowledgement to the Chief Compliance Officer of their initial receipt and review, upon their annual review and upon their receipt and review of any subsequent material amendments to this Code via ELF.
III.	APPLICABILITY OF CODE OF ETHICS
A.	PERSONAL ACCOUNTS OF ACCESS PERSONS
This Code of Ethics applies to all Personal Accounts of all Access Persons.  In addition to accounts held in the name of, or for the benefit of, the Access Person, a "Personal Account" also includes an account maintained by or for:
(1)	Access Person's spouse (other than a legally separated or divorced spouse of the Access Person) and minor children;
(2)	Any individuals who live in the Access Person's household and over whose purchases, sales, or other trading activities the Access Person exercises control or investment discretion;
(3)
Any persons to whom the Access Person provides primary financial support, and either (i) whose financial affairs the Access Person controls or (ii) for whom the Access Person provides discretionary advisory services;

(4)	Any trust or other arrangement which names the Access Person as a beneficiary; and
(5)	Any partnership, corporation, or other entity of which the Access Person which the Access Person owns control or exercises effective control and is a beneficiary of.[1]
Upon receipt of this Code, each Access Person must provide a comprehensive list of all Personal Accounts to Aspiration's Chief Compliance Officer.  Access Persons will submit all applicable Personal Accounts via ELF.
B.	ACCESS PERSON AS TRUSTEE
A Personal Account does not include any account for which an Access Person serves as trustee of a trust for the benefit of (i) a person to whom the Access Person does not provide primary financial support or (ii) an independent third party.
C.	Consultants
Non-employee consultants are not subject to this Code unless the consultant, as part of his duties on behalf of Aspiration (i) makes or participates in the making of investment recommendations for Aspiration's clients or (ii) obtains information on recommended investments for Aspiration's clients.

[1]	It should be noted that the Aspiration CCO may make exceptions to this provision on a case by case basis.

D.	Independent Trustees
Notwithstanding the above investment preclearance and reporting requirements, the Independent Trustees shall not be subject to submit (i) initial and annual holdings reports and (ii) quarterly reporting requirements unless such Independent Trustee at the time of that transaction, knew, or in the ordinary course of fulfilling his official duties as a director should have known, that during the 15-day period immediately preceding or after the date of the transaction by such person, the security such person purchased or otherwise acquired is or was purchased or otherwise acquired by the Fund or was being considered for purchase or acquisition by the Fund.
IV.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES
A.	General
It is the responsibility of each Access Person to ensure that a particular securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code of Ethics or otherwise prohibited by any applicable laws.  When anything under this Code of Ethics prohibits the purchase or sale of a security, it also prohibits the short sale of such security as well as the purchase or sale of any related securities such as puts, calls, other options or rights in such securities.  Personal securities transactions for Access Persons may be effected only in accordance with the provisions of the Code of Ethics.
B.	Pre-clearance of certain transactions in Personal Account
An Access Person must obtain the prior written approval of the Chief Compliance Officer via ELF before engaging in transactions in his or her Personal Account in certain reportable securities (as outlined below).   The following transactions are subject to this pre-clearance requirement:
(1)	Direct or indirect purchase of Beneficial Ownership in a security in an initial public offering;
(2)
Direct or indirect purchase of Beneficial Ownership in a security in a limited offering exempt from registration under the Securities Act of 1933, which includes but is not limited to, U.S. and offshore hedge funds, private equity funds and venture capital funds options or shares in connection with service on a board or directors, options, commodities, futures contracts or other securities not publicly traded, transactions involving real estate for investment purposes jointly in partnership with another person, or investments in any other private business; and

(3)	Direct or indirect purchase or sale of Beneficial Ownership in the issuers of any security currently on the Holding List or Watch List (each as discussed below).
(4)	Direct or indirect purchase or sale of Beneficial Ownership in the Fund and any future funds where Aspiration acts as the investment adviser.
For the avoidance of doubt, any request to purchase or sell a security on the Restricted List will generally be denied. However, if an Access Person wishes to transact in a security on the Restricted List, such transaction must be pre-approved by the Chief Compliance Officer.
A request for pre-clearance must be made via ELF in advance of the contemplated transaction. Any approval given under this paragraph with respect to transactions in publicly-traded securities will remain in effect until 4 p.m. Eastern time on the business day immediately following the date the request was approved, and any approval given under this paragraph with respect to transactions in privately-offered securities will remain in effect for 60 business days.

Pre-clearance is not required to be submitted with respect to any transactions effected pursuant to any Personal Account over which the Access Person has (or had) no direct or indirect influence or control.
Even if approval is obtained, Access Persons must not buy or sell, or recommend that others buy or sell, securities of a company if the Access Person has material non-public information about the company in question.
As a matter of best practice, any requests for pre-clearance made by the Chief Compliance Officer should be reviewed and either approved or denied by a member of Aspiration's staff.
C.	Violation Policy
Failure by an Access Person to obtain proper pre-clearance may result in any of the following:

•	The Chief Compliance Officer may issue a written warning to the Supervised Person who violated the policy.

•
Further if the Chief Compliance Officer determines that the investment could create a conflict of interest, or if there are repeated violations,  the Chief Compliance Officer may require that the Access Person unwind the investment and disgorge any profits to the Fund.

The Chief Compliance Officer may determine that due to the nature of the investment, or due repeated violations it may be appropriate to develop a unique response to the situation. Such responses include but are not limited to:  imposing a material fine, withholding bonus payments and/or termination of employment.

 The highest level of a violation offense may be deleted from the Supervised Person's record after five years from the date of the most recent violation (assuming no subsequent violations have occurred).
D.	Restricted List, Holdings List and Watch List
Restricted List

Issuers on the Restricted List include:
•	Public issuers about which any Access Person has material non-public information regardless of how the Access Person obtained the material non-public information.
Access Persons are strictly prohibited from trading in the securities of issuers that are included on Aspiration's Restricted List (or any other securities to which the material non-public information relates) for either a Personal Account or the Fund.
Where Aspiration or an affiliate owns more than 10% of a public company or has board representation, approval, if given, generally will be granted only within the company's quarterly "window" period.
Securities will be removed from the Restricted List at the discretion of the Chief Compliance Officer, typically when information involved has been made public or is no longer considered material, or when the confidentiality agreement relating to such company has expired. Access Persons should contact the Chief Compliance Officer whenever they believe that information concerning a restricted list company has been made public or no longer material.

Watch List
Issuers on the Watch List will include any security that has passed through initial analysis and the investment committee has begun due diligence with the adviser.
Access Persons are required to notify the Chief Compliance Officer immediately upon commencing research of an issuer AND upon terminating research of an issuer, as well as upon obtaining material non-public information regarding an issuer
Holding List
Issuers on the Holding List will include any security held by the Fund.
E.
Confidentiality of Restricted List.  Access Persons are prohibited from disseminating or discussing the contents of the Restricted List with anyone other than the Chief Compliance Officer and other persons that the Chief Compliance Officer determines have a need to know such information.

V.	REPORTING REQUIREMENTS
A.	All Access Persons are required to submit to the Chief Compliance Officer (subject to the applicable provisions below) the following reports via ELF[2].
1.
Initial Holdings Report - Access Persons are required to provide the Chief Compliance Officer with an Initial Holdings Report within 10 days of the date that such person became an Access Person that meets the following requirements:

(a)
Must disclose all of the Access Person's current securities holdings with the following content for each Reportable Security (as defined in IV.B. below) in which the Access Person has any direct or indirect Beneficial Ownership:

•	title and type of Reportable Security;
•	ticker symbol or CUSIP number (as applicable);
•	number of shares;
•	principal amount of each Reportable Security.
(b)	Must disclose the name of any broker, dealer or bank with which the Access Person maintains a Personal Account.
(c)	Information contained in Initial Holding Reports must be current as of a date no more than 45 days prior to the date of submission.
(d)	The date upon which the report was submitted.
2.
Annual Holdings Reports - Subject to the exceptions below, Access Persons must also provide Annual Holdings Reports of all current Reportable Securities holdings at least once during each 12 month period (the "Annual Holding Certification Date").  For purposes of this Code of Ethics, the Annual Holdings Certification Date is March 30.  From a content perspective, such Annual Holdings Reports must comply with the requirements of Section IV.A. (a), (b) and (c) above.  Access Persons will use the form of Annual Holdings Report contained in ELF.  Annually, the Chief Compliance Officer will note any deficiences regarding the timing of the report filings.

[2]	To avoid any appearance of a conflict of interest, all Reports and preclearance submitted by the Chief Compliance Officer will be subject to review and oversight by the CEO.

3.
Quarterly Transaction Reports - Subject to the applicable exceptions below, Access Persons must also provide quarterly securities transaction reports ("Quarterly Transaction Reports") for each transaction in a Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership.  Such Quarterly Transaction Reports must meet the following requirements:

(a)	Content Requirements – Quarterly transaction report must include:
•	date of transaction;
•	title of Reportable Security;
•	ticker symbol or CUSIP number of Reportable Security (as applicable);
•	interest rate or maturity rate (if applicable);
•	number of shares;
•	principal amount of Reportable Security;
•	nature of transaction (i.e., purchase or sale);
•	price of Reportable Security at which the transaction was effected;
•	the name of broker, dealer or bank through which the transaction was effected;
•	the date upon which the Access Person submitted the report.
(b)	Timing Requirements – Subject to Access Persons must submit a Quarterly Transaction Report no later than 30 days after the end of each quarter.
Each quarter, the Aspiration Chief Compliance Officer will note any deficiencies regarding timing of report filings.
B.
Definition of Reportable Security – For purposes of the reporting requirements, a "Reportable Security" Aspiration has adopted a narrower definition than that defined in section 202(a)(18) of the Advisers Act, EXCEPT that it does NOT include:

(1)	Direct obligations of the Government of the United States;
(2)	Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;
(3)	Shares issued by money market funds;
(4)
Shares issued by unit investment trusts that are NOT on the Restricted List which are invested exclusively in one or more registered open-end funds; provided that such funds are NOT advised by Aspiration or an affiliate and such fund's adviser or principal underwriter is not controlled or under common control with Aspiration.

For the avoidance of doubt, Access Persons should note that ETFs are Reportable Securities.

VI.	EXCEPTIONS FROM REPORTING REQUIREMENTS/ ALTERNATIVE TO QUARTERLY TRANSACTION REPORTS
This Section sets forth exceptions from the reporting requirements of Section V of this Code.  All other requirements will continue to apply to any holding or transaction exempted from reporting pursuant to this Section.  Accordingly, the following transactions will be exempt only from the reporting requirements of Section V:
A.	No Initial Holdings Report, Annual Holdings Report or Quarterly Transaction Report is required to be filed by an Access Person with respect to securities held in any Personal Account over which the Access Person has (or had) no direct or indirect influence or control;
B.	Quarterly Transaction Reports are not required to be submitted with respect to any transactions effected pursuant to an automatic investment plan (although holdings need to be included on Initial and Annual Holdings Reports); and
C.	Quarterly Transaction Reports are not required if the report would duplicate information contained in broker trade confirm or account statements that an Access Person has already provided to the Chief Compliance Officer; provided, that such broker trade confirm or account statements are provided to the Chief Compliance Officer within 30 days of the end of the applicable calendar quarter. This paragraph has no effect on an Access Person's responsibility related to the submission of Initial and Annual Holdings Reports.

VII.	PROTECTION OF MATERIAL NON-PUBLIC INFORMATION ABOUT SECURITIES/INVESTMENT RECOMMENDATIONS
A.	General
Access Persons should note that Aspiration has a duty to safeguard material, non-public information about securities/investment recommendations provided to (or made on behalf of) the Fund.  As such, Access Persons generally should not share such information outside of Aspiration and should limit such information internally to such Access Persons who have a pressing "need to know."
The business of Aspiration brings Access Persons into contact with information about companies and investment opportunities. This information covers a spectrum running from publicly-available information to confidential information concerning companies that Aspiration is evaluating as prospective candidates for investment. Confidential information may be received from a third party, such as internally generated projections, or it may originate from within Aspiration, such as the name of a company that Aspiration is investigating or the price at which Aspiration would recommend to a client for making a bid. Aspiration's ability to make the proper use, and prevent the misuse, of confidential information affects the reputation of Aspiration and the Fund.  The standards of conduct with respect to confidential information come from rules of good business practice, applicable securities laws and ethical standards to which Aspiration must adhere. While legal standards may change, the ethical standard is a constant. Thus, compliance with the standards of conduct in this area requires a basic level of individual integrity as well as an adherence to the policies and procedures identified below.

Underlying these policies and procedures are two primary principles. First, confidential information must be maintained in confidence. Second, Access Persons of Aspiration who possess non-public information, whether or not it is material, must not trade in the securities affected by such information and must not disclose such information to anyone who does not have a legitimate need to know it.

B.	Confidentiality Agreements

Many investment opportunities presented to Aspiration begin with the presentation of a confidentiality agreement pursuant to which Aspiration agrees to keep confidential all information it receives with respect to such opportunity. The following procedures must be observed in all cases.

(1)	Confidentiality agreements must be reviewed by at least one officer of Aspiration.

(2)	Only officers of Aspiration may sign such agreements.

(3)	After appropriate legal review and execution of a confidentiality agreement, a copy of the agreement must be returned to the Chief Compliance Officer.
(4)	The Chief Compliance Officer will place relevant companies on the Restricted List for so long as a transaction is considered active or for such longer period of time, as may be required by agreement.

The procedures set forth above must be followed even if Aspiration sources an investment opportunity and produces the confidentiality agreement.

C.	Handling Confidential Information

1.	Disclosure outside of Aspiration

Information relating to a Fund investment typically involves either information that is internally generated by Aspiration from publicly-available information or confidential information obtained from a source outside of Aspiration. The first category of information should only be disclosed outside of Aspiration to persons who have a business relationship with Aspiration and who understand that the information should be maintained in confidence and who can be relied upon to do so. The second category of information should only be disclosed outside of Aspiration to professionals retained by Aspiration (i.e., lawyers, accountants and other professionals directly involved with the project) and other permitted recipients (i.e., affiliates and potential financing sources) who agree to maintain the information in confidence. In the exceptional case where there is a need to disclose confidential information to a person not listed above, the approval of the Aspiration Access Person responsible for the transaction should be obtained prior to making such disclosure.  With respect to all of the above, the recipient of such information should be advised of its confidential and sensitive nature and told that the information is being provided solely for purposes of carrying out his or her responsibilities in connection with the Aspiration project and is not to be disclosed in any form to any other person.

2.	Disclosure within Aspiration

Because of the relatively small size of Aspiration and its way of conducting business, confidential information may be discussed with other Access Persons of Aspiration, including those who may not be directly involved in the project to which the information relates. Nevertheless, such information is to be regarded as confidential and treated in a manner consistent with the policies and procedures set forth above.

VIII.	OVERSIGHT OF CODE OF ETHICS
A.	Reporting
Any situation that may involve a conflict of interest or other possible violation of this Code of Ethics must be promptly reported to the Chief Compliance Officer.
B.	Review of Transactions
Each Access Person's transactions in his/her Personal Accounts will be reviewed on a regular basis by the Chief Compliance Officer. Any Personal Account transactions conducted by the Chief Compliance Officer will be subject to written (email) review and approval by the CEO. Any transactions that are believed to be a violation of this Code of Ethics should be reported promptly to the Chief Compliance Officer.
C.	Sanctions
The executive management of Aspiration, with advice of outside legal counsel, at its discretion, shall consider reports made to management and/or the Chief Compliance Officer and upon determining that a violation of this Code of Ethics has occurred, may impose such sanctions or remedial action management deems appropriate or to the extent required by law (as may be advised by outside legal counsel or other advisors).  These sanctions may include, among other things, disgorgement of profits, or suspension or termination of employment with Aspiration.  In addition, violations of the Code of Ethics may subject Access Persons to civil and criminal penalties, including fines and imprisonment.
D.	Approval by the Board of Trustees
The Board, including a majority of the independent trustees, must approve this Code of Ethics and the Code of Ethics of the principal underwriter. The Board must base its approval of the codes on a determination that the codes contain provisions reasonably necessary to prevent Access Persons from engaging in conduct prohibited by Rule 17j-1 of the 1940 Act. Before approving the Code, the Board must receive a certification from the Fund, Aspiration or the underwriter (as applicable) that it has adopted procedures that are reasonably necessary to prevent violations of the code.

In addition, the Board must approve any material changes to the Code within six months after the adoption of the material change.

E.	Report to the Board of Trustees
The Board of Trustees must also monitor this Code of Ethics on a regular basis.

No less frequently than quarterly, the Adviser will provide to the Fund's Board of Trustees a written report that describes any issues arising under the Code or procedures since the last report to the Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and

No less frequently than annually, the Adviser will provide to the Fund's Board of Trustees a written report that certifies that the Adviser has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

IX.	COMPLIANCE WITH FEDERAL SECURITIES LAWS
All Access Persons are required to comply with applicable Federal Securities Laws.  Failure to adhere to Federal Securities Laws could expose an Access Person to sanctions imposed by Aspiration, the SEC or law enforcement officials.  These sanctions may include, among others, disgorgement of profits, suspension or termination of employment by Aspiration, or criminal or civil penalties.  If there is any doubt as to whether a Federal securities law applies, Access Persons should consult the Chief Compliance Officer.

X.	CONFIDENTIALITY OF REPORTING
All reports of securities transactions and any other information filed pursuant to this Code of Ethics shall be treated as confidential to the extent permitted by law.